

December 18, 2014

Via E-mail
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.
9th Floor, Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

> **Re: Apolo Gold & Energy, Inc.**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed December 10, 2014**
> **Response Dated December 9, 2014**
> **File No. 000-27791**

Dear Mr. Low:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2014
Report of Independent Registered Public Accounting Firm, page F-2

1.   We note the report provided by your prior auditor is dated September 20, 2013.
       However, your current auditor's report on page F-1 identifies the prior auditor's
       report being dated January 28, 2014. Please resolve this apparent inconsistency and
       revise as appropriate.

Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Item 4. Controls and Procedures, page 5

2.   We note your revision in response to prior comment three of our letter dated November 21, 2014 concludes on your evaluation of the effectiveness of disclosure controls and procedures as of June 30, 2014. Please revise to disclose the conclusions related to the effectiveness of your disclosure controls and procedures as of September 30, 2014 to comply with Item 307 of Regulation S-K

Changes in Internal Control over Financial Reporting, page 5

3.   Please revise your disclosure related to changes in your internal control over financial reporting to reference the quarter ended September 30, 2014 as opposed to the year ended June 30, 2014 to comply with Item 308 (c) of Regulation S-K.

        You may contact Steve Lo at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining